SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 29, 2010

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________)

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure:	Partner Communications announces the results of the Annual General Meeting of shareholders

PARTNER COMMUNICATIONS ANNOUNCES THE

RESULTS OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

Rosh Ha’ayin, Israel, April 29, 2010 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announces today the results of the Annual General Meeting of Shareholders (the "Meeting”), that was held on April 28, 2010 at Partner's offices in Rosh Ha'ayin, Israel.

At the Meeting, all the proposals set forth in items (i) through (v) (inclusive), included in Partner's proxy statement dated March 23, 2010 (the "Proxy Statement") sent in connection with the Meeting, were either discussed, noted or approved by the required majorities, as required and detailed in the Proxy Statement. The proposal set forth in item (vi) included in the Proxy Statement, was amended (as set forth below) (the "amended proposal") at the request of several institutional shareholders of the Company and in accordance with the Israeli Companies Regulations. The amended proposal was approved by the required majority.

The proposals were as follows:

(i)
to re-appoint Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited group, as the Company's auditor for the period ending at the close of the next annual general meeting;

(ii)
to discuss the auditor’s remuneration for the year ended December 31, 2009, as determined by the Audit Committee and by the Board of Directors, and the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2009;

(iii)	to discuss the Company’s audited financial statements for the year ended December 31, 2009 and the report of the Board of Directors for such period;

(iv)
to re-elect the following directors to the Company’s Board of Directors until the close of the next annual general meeting: Ilan Ben Dov, Yaron Bloch, Erez Gissin, Yacov Gelbard, Dr. Shlomo Nass and Yahel Shachar, to approve the compensation terms of several directors and to approve the insurance and indemnification of the directors up for re-election at the Meeting and of Ms. Osnat Ronen;

(v)
to approve and ratify the grant of Indemnification Letters to the directors up for re-election (other than Mr. Erez Gissin, the existing indemnification thereof continues in full force and effect) and to Ms. Osnat Ronen;

(vi)
to approve and ratify a perennial agreement for the purchase of handsets, accessories, spare parts and repair services from Scailex Corporation Ltd., the controlling party of the Company (the "Samsung Products Agreement", as defined in item 6 of the Proxy Statement, and "Scailex", respectively). The Samsung Products Agreement was approved with two changes to the terms described in the Proxy Statement: (a) the period of the Samsung Products Agreement, described in Section 2 of Item 6 in the Proxy Statement shall be two years, commencing on October 28, 2009, instead of three years; (b) the total volume of the transactions between the Company and Scailex, as described in Section 7 of Item 6 in the Proxy Statement, shall not exceed NIS 200 million annually (instead of NIS 250 million annually), and the Company and Scailex may increase the scope of the annual purchases by an additional ten (10) percent (instead of by NIS 50 million), subject however to the approval of the Audit Committee and the Board of Directors of each of the companies as detailed in Samsung Products Agreement.

For further information concerning the proposals, please refer to the Proxy Statement.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand. The Company provides mobile communications services to over 3 million subscribers in Israel (as of December 31, 2009). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

Partner is an approximately 45% owned subsidiary of Scailex Corporation Ltd. ("Scailex"). Scailex's shares are traded on the Tel Aviv Stock Exchange under the symbol SCIX and are quoted on "Pink Quote" under the symbol SCIXF.PK. Scailex currently operates in two major domains of activity in addition to its holding in Partner (after selling "Dynamic", a chain of retail stores and booths to Cellcom on April 1, 2010): (1) the sole import, distribution and maintenance of Samsung mobile handset and accessories products primarily to the major cellular operators in Israel (2) management of its financial assets.
For more information about Scailex, see http://www.scailex.com.
For more information about Partner, see http://www.orange.co.il/investor_site.

Contacts:

Mr. Emanuel Avner Chief Financial Officer Tel: +972-54-7814951 Fax: +972-54-7815961 E-mail: emanuel.avner@orange.co.il	Mr. Oded Degany V. P. Corporate Development, Regulation and IRO Tel: +972-54-7814151 Fax: +972-54 -7814161 E-mail: oded.degany@orange.co.il

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Emanuel Avner
Name: Emanuel Avner
Title: Chief Financial Officer

Dated: April 29, 2010